UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2015 and 2014

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Dover Corporation Retirement Savings Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of the Dover Corporation Retirement Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Dover Corporation Retirement Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 24, 2016

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	At December 31,
	2015	2014
Assets:
Investments at fair value:
Dover Stock Fund	$198,379	$241,501
Knowles Stock Fund	—	31,810
Mutual funds	566,498	638,704
Collective funds	196,208	176,166
Total investments	961,085	1,088,181

Receivables:
Participant contributions receivable	147	99
Employer contributions receivable	9,777	11,702
Notes receivable from participants	34,610	39,145
Total receivables	44,534	50,946

Net Assets Available for Benefits	$1,005,619	$1,139,127

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2015
Additions:
Investment income:
Dividends	$11,774
Total investment income	11,774

Interest income on notes receivable from participants	1,180
Contributions:
Participant contributions	50,233
Employer contributions	31,708
Rollovers	3,877
Total contributions	85,818

Total additions	98,772
Deductions:
Distributions	(193,350)
Net depreciation in fair value of investments	(45,965)
Administrative expenses	(1,883)
Total deductions	(241,198)

Decrease in net assets available for benefits prior to transfers	(142,426)

Net plan transfers (Note 7)	8,918

Decrease in net assets available for benefits after transfers	(133,508)

Net assets available for benefits:
Beginning of year	1,139,127
End of year	$1,005,619

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the "Plan") provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The assets of the Plan that are invested in Dover common stock are in a separate fund ("Dover Stock Fund") which constitutes an "Employee Stock Ownership Plan" (an "ESOP") under certain sections of the Internal Revenue Code ("IRC"), as amended. The Plan gives participants the option to receive dividends in cash with respect to the stock held in the Dover Stock Fund, which then allows Dover to deduct, for Federal income tax purposes, the dividends that are paid with respect to the Dover common stock in such Fund, regardless of whether participants actually receive the dividends in cash.

On February 28, 2014, Dover completed the separation of Knowles Corporation ("Knowles") through the pro rata distribution of 100% of the common stock of Knowles to Dover's shareholders of record as of the close of business on February 19, 2014. Each Dover shareholder received one share of Knowles common stock for every two shares of Dover common stock held as of the record date. As a result, Knowles became an independent, publicly traded company. As a result of the distribution of shares, the Plan assets after February 28, 2014 until July 15, 2015, included Knowles common stock. Participants that held Knowles common stock either liquidated the stock or had it liquidated for them by an independent fiduciary and invested in the appropriate Target Retirement Fund within the Plan prior to July 15, 2015.

Wells Fargo Bank, N.A. is the trustee to the Plan. The Trustee has been granted authority by Dover's Benefits Committee (the "Plan Administrator"), which was appointed by the Compensation Committee of Dover's Board of Directors, to purchase and sell securities.

Eligibility

Eligible employees of Dover that have elected to participate in the Plan may make pre-tax contributions to the Plan. Participating companies make matching contributions and may make profit-sharing contributions or automatic base contributions to the Plan. Generally, all employees of participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment

The Plan has an automatic enrollment feature for all employees (except for employee groups covered by collective bargaining agreements that have not authorized such feature). Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally opt-out of the Plan within 45 days (depending on the participating Employer) or elect to contribute at a higher or lower rate. Such participants receive an immediate company match (if their Employer has elected to make matching contributions), with the participant generally vesting immediately in such matching contributions. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation ("Participant Contribution") from current taxable income by having such amount contributed to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. The amount contributed by a participant is subject to applicable IRC limits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Employer

The Plan allows for a fixed per-payroll matching contribution ("Basic Employer Matching Contribution"). The Basic Employer Matching Contribution is typically 100% on the first 1% of pre-tax contributions to the Plan and 50% on the next 5%, depending on the participating Employer. Basic Employer Matching Contributions may be made in the form of cash or Dover stock.

Generally, in any Plan year in which a participant does not receive the maximum Basic Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Employer will make a "true-up" contribution (year-end reconciling Basic Employer Matching Contribution). To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year due to death, permanent disability or retirement.

A participating Employer may elect to make an annual automatic base contributions equal to the greater of 1% of pay or $750 for employees actively employed on the last day of the plan year. The Employer may also elect to make a profit sharing contribution based on a stated formula or a combination of both profit sharing and automatic base contributions.

Vesting

All Participants are fully vested immediately with respect to their own contributions. Generally, Basic Employer Matching Contributions and the automatic base contributions vest immediately with the exception of certain Union groups which vest over time.

Except for those Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service (or at a rate of 20% per year). A participant's profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment. Unvested amounts are forfeited and used to reduce future employer contributions. At December 31, 2015 and 2014, accumulated forfeited unvested amounts totaled $596 and $502, respectively. During 2015, $316 of forfeitures in the Plan were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock "in-kind" and the remaining fractional share in cash.

A participant is entitled to 100% of his or her account balance upon retirement at or after age 65, death or disability.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2015 bear interest at rates between 3.25% and 10.00%. A participant may have up to two outstanding notes receivable at one time.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Dover "insiders" may complete transfers involving Dover stock only during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their account in the Plan in the same manner as other Dover stockholders. The Trustee shall vote any shares of Dover stock in the Plan for which it does not receive voting instructions in the same proportion as shares of Dover stock in the Plan for which it received instructions.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal, and audit fees are paid by the Trust. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with generally accepted accounting principles ("GAAP") in the United States of America.

Recently Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force), which is a three-part update with the objective of simplifying the accounting and financial statement disclosures for employee benefit plans. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts (FBRIC). Part II simplifies the investment disclosure requirements for employee benefits plans. Part III provides an alternative measurement date for fiscal periods that do not coincide with a month-end date. Part I and III do not apply. The Plan early adopted Part II of this guidance as of December 31, 2015 and applied its provisions retrospectively to all periods presented. There was no impact of adopting this standard in the financial statement.

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which addresses how certain investments measured at net asset value with redemption dates in the future are categorized within the fair value hierarchy. Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Under the new guidance, the requirement to categorize investments for which fair values are measured using the net asset value per share, as a practical expedient, is removed. The Plan early adopted this guidance as of December 31, 2015 and applied its provisions retrospectively to all periods presented. There was no impact of adopting this standard in the financial statement.

Investments - Valuation

The Plan's investments are reported at fair value (see Note 4). Investments in common shares of Dover and other common stocks are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are obtained from quoted prices on national securities exchanges. The fair value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Investments - Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables approximate fair value due to their short term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2015 and 2014, approximately 19.51% and 20.94%, respectively, of the Plan's assets were invested in Dover common stock.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions

Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

3. Investments

Dover periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals.

The Plan offered the following investment fund types during 2015 and 2014:

Dover Stock Fund:

•
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

Knowles Stock Fund:

•
In connection with the separation of Knowles, each Dover shareholder received one share of Knowles common stock for every two shares of Dover common stock held as of the record date (February 19, 2014). As a result of the distribution of shares, the Plan assets after February 28, 2014 until July 15, 2015 included Knowles common stock. The Knowles Stock Fund invested in Knowles common stock and contained a nominal balance in money market instruments for liquidity purposes. Participants that held Knowles common stock either liquidated the stock or had it liquidated for them by an independent fiduciary and invested in the appropriate Target Retirement Fund within the Plan prior to July 15, 2015.

Mutual funds:

•
The mutual funds are traded in an active market valued by obtaining quoted prices from nationally recognized securities exchanges. The Plan offers various types of mutual funds with varying levels of risk. Such funds invest in domestic common stock, international stock, and bonds.

Collective funds:

•
The Wells Fargo/Causeway International Value CIT N Fund invests primarily in common stocks of companies located in developed countries outside the U.S. Normally, the fund invests at least 80% of its total assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares. The Fund may invest up to 10% of its total assets in companies in emerging markets. Wells Fargo determines the purchase price and redemption price of units as of the close of each day Wells Fargo is open for business or any time Wells Fargo deems appropriate, in its discretion. Redemption proceeds will generally be paid within one business day after receipt of the redemption request, and in all cases within six business days after such receipt. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
The Wells Fargo Core Bond CIT N Fund invests principally in investment-grade debt securities, including U.S. Government obligations, corporate bonds and mortgage-and asset-backed securities. As part of the investments strategy, the Fund may invest in stripped securities or enter into mortgage dollar rolls and reverse repurchase agreement, as well as invest in U.S. dollar-denominated debt securities of foreign issuers. The Fund may also use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return. Under normal circumstances, management expects to maintain an overall dollar-weighted average effective duration of +/- 1-% Barclay's Capital U.S. Aggregate Bond Index. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
The Columbia Trust Stable Income I-0 Fund invests in a portfolio consisting primarily of the Columbia Trust Income Fund. This Fund seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management. The Fund invests in a diversified pool of high quality bonds together with book value contracts and traditional insurance contracts, of varying maturity, size, and yield. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the net asset value of the underlying fund.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds, Dover Stock Fund and Knowles Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held as of December 31, 2015 or 2014 or during the year ended December 31, 2015.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2015 and 2014:

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$198,379	$—	$—	$198,379
Mutual funds	566,498	—	—	566,498
Total Investments in the Fair Value Hierarchy	764,877	—	—	764,877
Investments measured at net asset value*
Collective funds	n/a	n/a	n/a	196,208
Total Investments	$764,877	$—	$—	$961,085
* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

There were no transfers between Level 1 and Level 2 investments during 2015.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

	As of December 31, 2014
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$241,501	$—	$—	$241,501
Knowles Stock Fund (a)	31,810	—	—	31,810
Mutual funds	638,704	—	—	638,704
Total Investments in the Fair Value Hierarchy	912,015	—	—	912,015
Investments measured at net asset value*
Collective funds	n/a	n/a	n/a	176,166
Total Investments	$912,015	$—	$—	$1,088,181
(a) Refer to Note 1 for further details.
* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

There were no transfers between Level 1 and Level 2 investments during 2014.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

5. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover. Dover, as the Plan sponsor, is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Dover. No such employee receives compensation from the Plan. Other expenses relating to the Plan, including legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

At December 31, 2015 and 2014, the Plan held 3,201 and 3,325 shares of Dover stock, respectively. Dividends received by the Plan on these shares totaled $5,301 for the year ended December 31, 2015. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan obtained its latest determination letter on April 28, 2015, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects with the exception of the transactions noted in Note 8. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

7. Transfers In

On February 2, 2015, assets valued at $8,918 were transferred into the Plan as a result of the legal plan merger of the Trilogy Production Equipment 401(k) Plan for Accelerated Companies employees. Employees of this plan began participating in the Dover plan effective January 1, 2015.

Employees of WellMark Holdings began participating in the Plan effective January 1, 2015. No assets were transferred as WellMark Holdings did not have a pre-existing plan.

8. Nonexempt Transactions

As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510-3-102 of the Department of Labor’s Rules and Regulations for reporting under ERISA, thus constituting nonexempt transactions between the Plan and Dover for the year ended December 31, 2015. The transactions that were corrected within the year included deposits of applicable interest.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500:

	At December 31,
	2015	2014
Net assets available for plan benefits per the financial statements	$1,005,619	$1,139,127
Receivable from plan merger (a)	—	9,029
Net assets available for plan benefits per the Form 5500	$1,005,619	$1,148,156
(a) Effective January 1, 2015, Accelerated Companies employees within the Trilogy Production Equipment 401(k) plan began participating in the Dover Plan.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the year ended December 31, 2015:

2015
Net decrease in net assets available for plan benefits per the financial statements	$(133,508)
Plan merger (a)	(8,918)
Net decrease in net assets available for plan benefits per the Form 5500	$(142,426)
(a) Effective January 1, 2015, Accelerated Companies employees within the Trilogy Production Equipment 401(k) plan began participating in the Dover Plan

10. Subsequent Events

Effective January 1, 2016, the Plan became a safe harbor Qualified Automatic Contribution Arrangement ("QACA"). While the Plan still offers an automatic enrollment feature, however, it also requires an annual automatic escalation of the default contribution rate of 3% until it reaches 6% (1% each year). This safe harbor design enables all participants to maximize their pre-contributions up to the annual statutory limits.

EIN# 53-0257888
Plan# 030

Dover Corporation Retirement Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015
(in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2014		$20	*
2015		$63

* Delinquent participant contributions relating to 2014 but identified and corrected in 2015.

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2015
(in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Fair Value
	Dover Stock Fund:
*	Dover Corporation	Dover Stock Fund	$198,379

	Mutual funds:
	Artisan	Mid Cap Value Fund	10,440
	Davis Funds	New York Venture Fund	108,100
	Hartford Mutual Funds	Small Company HLS Fund	23,834
	Neuberger Berman	Genesis Fund	51,829
	Northern Funds	Small Cap Value Fund	8,391
	Vanguard	Total Bond Market Index	9,865
	Vanguard	Institutional Target Retirement Income	15,393
	Vanguard	Institutional Target Retirement 2010	11,971
	Vanguard	Institutional Target Retirement 2015	8,848
	Vanguard	Institutional Target Retirement 2020	40,719
	Vanguard	Institutional Target Retirement 2025	21,951
	Vanguard	Institutional Target Retirement 2030	85,643
	Vanguard	Institutional Target Retirement 2035	11,575
	Vanguard	Institutional Target Retirement 2040	48,801
	Vanguard	Institutional Target Retirement 2045	7,099
	Vanguard	Institutional Target Retirement 2050	4,324
	Vanguard	Institutional Target Retirement 2055	2,784
	Vanguard	Institutional Target Retirement 2060	1,221
	Vanguard	Extended Market Index	10,180
	Vanguard	Institutional Index	77,467
	Vanguard	Total International Stock Index	6,063
		Total mutual funds	566,498
	Collective funds:
*	Columbia Trust	Income Fund	116,304
*	Wells Fargo	Wells Fargo/Causeway International Value CIT	38,865
*	Wells Fargo	Wells Fargo Core Bond CIT N	41,039
		Total collective funds	196,208
	Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 10.00%
		Maturities through 2045	34,610
	Total investments at fair value		$995,695

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 24, 2016	/s/ Jay L. Kloosterboer
Jay L. Kloosterboer
Senior Vice President, Human Resources and Chairman of the Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Crowe Horwath LLP